Filed pursuant to Rule 433 Registration Statement No. 333-158199-10 FINANCIAL PRODUCTS FACT SHEET (U607)

Offering Period: March 8, 2012 — March 20, 2012

15 month High/Low Coupon Callable Yield Notes Linked to the

S&P 500® Index and the Russell 2000® Index

Return Profile

•	15 month High/Low Coupon Callable Yield Notes linked to the performance of the S&P 500® Index and the Russell 2000® Index
•	Interest payments will be paid in arrears at the Applicable Rate per annum, calculated on a 30/360 basis, depending upon whether a Knock-In Event occurs in any Observation Period, subject to Early Redemption.
•	If a Knock-In Event does not occur during any Observation Period, the investor will be entitled to receive their principal amount at maturity.
•	If a Knock-In Event occurs during any Observation Period, the payment at maturity will be determined by the Underlying Return of the Lowest Performing Underlying.
•	Any payment due on the securities is subject to our ability to pay our obligations as they become due.

Terms & Knock-In Event

Issuer:	Credit Suisse AG ("Credit Suisse"), Nassau Branch.
Trade Date:	Expected to be March 21, 2012.
Settlement Date:	Expected to be March 26, 2012.
Underlyings:	S&P 500® Index and Russell 2000® Index
Applicable Rate:

•  If a Knock-In Event does not occur during any Observation Period, the Applicable rate is expected to be between [5.50-7.50]% per annum (to be set on the Trade Date).

•  If a Knock-In Event occurs during any Observation Period, for such period and each subsequent Observation Period, the Applicable Rate is expected to be 1.0% per annum (to be set on the Trade Date). Interest will be calculated on a 30/360 basis.

Interest Payment Dates:	April 26, 2012, May 29, 2012, June 26, 2012, July 26, 2012, August 27, 2012, September 26. 2012, October 26, 2012, November 26, 2012, December 26, 2012, January 28, 2013, February 26, 2013, March 26, 2013, April 26, 2013, May 28, 2013, and the Maturity Date, unless redeemed earlier.
Observation Dates:	April 23, 2012, May 23, 2012, June 21, 2012, July 23, 2012, August 22, 2012, September 21, 2012, October 23, 2012, November 20, 2012, December 20, 2012, January 23, 2013, February 21, 2013, March 21, 2013, April 23, 2013, May 22, 2013, and the Valuation Date
Early Redemption:

Prior to the Maturity Date, the Issuer may redeem the securities on any Interest Payment Date scheduled to occur on or after April 26, 2012 upon notice on or before the relevant Early Redemption Notice Date at 100% of the principal amount plus accrued but unpaid interest.

Early Redemption Notice Dates:	April 23, 2012, May 23, 2012, June 21, 2012, July 23, 2012, August 22, 2012, September 21, 2012, October 23, 2012, November 20, 2012, December 20, 2012, January 23, 2013, February 21, 2013, March 21, 2013, April 23, 2013, and May 22, 2013, as applicable.
Knock-In Level:	For each Underlying, the Knock-In Level will be approximately 60% of the Initial Level for such Underlying.
Knock-In Event:	A Knock-In Event occurs if the closing level of either Underlying is less than or equal to its Knock-In Level on any trading day for that Underlying during any Observation Period.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Early Redemption, for each $1,000 principal amount of securities (a) if a Knock-In Event occurs, $1,000 x (1 + the Underlying Return of the Lowest Performing Underlying); (b) if a Knock-In Event does not occur, $1,000.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying calculated as follows: (Final Level – Initial Level)/Initial Level; subject to a maximum of zero.
Observation Period:	There are fifteen monthly Observation Periods; the first Observation Period will be from but excluding the Trade Date, to and including the first Observation Date. Each subsequent Observation Period will be from but excluding an Observation Date to and including the next following Observation Date.
Valuation Date:	June 21, 2013
Maturity Date:	June 26, 2013
CUSIP:	22546TNX5

Benefits

•	Offers above-market interest payment versus ordinary fixed income investments
•	Reduced downside risk due to a 40% contingent buffer

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount (Knock-In Event Does Not Occur)(1)(2)	Redemption Amount per $1,000 Principal Amount (Knock-In Event Occurs)(1)(2)
50%	0%	$1,000	$1,000
40%	0%	$1,000	$1,000
30%	0%	$1,000	$1,000
20%	0%	$1,000	$1,000
10%	0%	$1,000	$1,000
0%	0%	$1,000	$1,000
-10%	-10%	$1,000	$900
-20%	-20%	$1,000	$800
-30%	-30%	$1,000	$700
-40%	-40%	N/A	$600
-50%	-50%	N/A	$500
(1)	Does not include any expected interest payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to the investor. The numbers appearing in the table have been rounded for ease of analysis.

Product Risks

•	Investment may result in a loss of up to 100% of principal.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid interest, at maturity or upon early redemption.
•	If a Knock-In Event occurs during any Observation Period, the Applicable Rate for the corresponding Interest Payment Date and each subsequent Interest Payment Date is expected to be 1.00% per annum (to be set on the Trade Date).
•	The Redemption Amount will be less than the principal amount even if only one Underlying causes a Knock-In Event and the Final Level of only one Underlying is below its Initial Level.
•	If a Knock-In Event occurs and the Final Level is less than the Initial Level, the return will be based on the Lowest Performing Underlying.
•	The securities are subject to Early Redemption, which may limit an investor’s ability to accrue interest over the full term of the securities
(See “Additional Risk Considerations” on the next page.)

Product Summary

Horizon (months)	15 months
Principal Repayment	Principal at Risk
Investment Objective	Income
Market Outlook	Neutral

FINANCIAL PRODUCTS FACT SHEET

Offering Period: March 8, 2012 — March 20, 2012

15 month High/Low Coupon Callable Yield Notes

Additional Risk Considerations

•	The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.
•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and hedging our obligations under the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary account without prior written approval of the customer.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Disclaimer

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early sales could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of Credit Suisse Research Departments. Financial Products may involve a high degree of risk, and may be appropriate investments only for sophisticated investors who are capable of understanding and assuming the risks involved. Credit Suisse and its affiliates may have positions (long or short), effect transactions or make markets in securities or financial instruments mentioned herein (or options with respect thereto), or provide advice or loans to, or participate in the underwriting or restructuring of the obligations, issuers of the stocks comprising the applicable index, indices or fund mentioned herein. Credit Suisse is a member of FINRA, NYSE and SIPC. Clients should contact their salespersons at, and execute transactions through, a Credit Suisse entity qualified in their home jurisdiction unless governing law permits otherwise.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated March 8, 2012, Underlying Supplement dated June 24, 2010, Product Supplement No. U-I dated October 18, 2010, Prospectus Supplement dated March 25, 2009 and Prospectus dated March 25, 2009, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-(800)-221-1037.

You may access the pricing supplement related to the offering summarized herein on the SEC website at: http://www.sec.gov/Archives/edgar/data/1053092/000095010312001232/dp29205_424b2-u607.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.